FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

Waiver granted in respect of Rules 10.06(1) to 10.06(5) of the Hong Kong Listing Rules relating to contingent convertible securities

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Rules 10.06(1) to 10.06(5) of the Hong Kong Listing Rules pursuant to which certain subsidiaries of the Company (being HSBC Securities (USA) Inc. ("HSI") and HSBC Bank plc ("HBEU")) are permitted to distribute, hold, acquire and dispose of Contingent Convertible Securities issued by the Company ("CCSs") under the business activities of HSI and HBEU (the "Waiver").

Reasons for the Waiver

CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union legislation. A more detailed description of the CCSs and the reasons for their issuance are set out in the Rule 13.36(1) Waiver Announcement published on 18 March 2015.

The CCSs may, in certain prescribed circumstances, convert into ordinary shares of the Company. Accordingly, the CCSs constitute "shares" for the purpose of Listing Rule 10.06. The acquisition by HSBC subsidiaries of any CCSs might therefore trigger certain requirements under Listing Rules 10.06(1) to 10.06(5), which includes a prohibition on HSBC (other than in certain prescribed circumstances) from making a new issue of shares or announcing a proposed new issue of shares for a period of 30 days after any purchase of the CCSs without the prior approval of the Stock Exchange.

It is common for a financial institution which is issuing debt securities to support the issuance by acting (through its relevant licensed subsidiary or subsidiaries) as lead manager, underwriter and/or market-maker for its own debt securities issuance. This is because the issuer's own group would be well placed to devote sufficient resources to facilitating liquidity in its debt securities and promoting an orderly market. The CCSs are a bespoke form of debt security, which because of their regulatory capital treatment would typically only be issued by financial institutions. Accordingly, in order to meet market expectations for the issuance, certain HSBC subsidiaries (namely HSI and HBEU, being the Group's broking entities in the US and Europe, respectively) may act as lead managers, underwriters and/or market-makers for any issuances of CCSs, and may distribute, hold, acquire and/or dispose of CCSs in such capacities.

The distribution, holding, acquisition and disposal of any CCSs by HSI and HBEU are therefore primarily intended as a means to distribute the CCSs to third parties and to promote liquidity in the CCSs by providing some inventory to fulfil a market-making function. The amount of CCSs which may be held by the Group pursuant to market-making activities will be subject to certain limits as agreed with the UK Prudential Regulation Authority from time to time. Current regulations provide that, for Additional Tier 1 Capital (including CCSs), those limits may not exceed the lower of (i) 10% of the amount of the relevant issuance or (ii) 3% of the amount of total outstanding Additional Tier 1 Capital.

Accordingly, the Waiver was sought, and granted by the Stock Exchange, to permit HSI and HBEU to undertake the above activities in respect of the CCSs without HSBC complying with the strict requirements of Rules 10.06(1) to 10.06(5) of the Hong Kong Listing Rules.

The UK Companies Act 2006 prohibits, subject to certain exemptions, a subsidiary of the Company from holding shares in the Company. In the event of conversion of the CCSs into ordinary shares of the Company, HSI and HBEU (to the extent they hold CCSs at that time) would either (i) hold such ordinary shares pursuant to an applicable exemption under the UK Companies Act 2006 or (ii) would dispose of the CCSs prior to their conversion.

Conditions of the Waiver

The Waiver has been granted subject to the following conditions:

(i) HSI and HBEU will abide by all other regulatory requirements applicable to them in respect of the distribution, acquisition, holding and disposal of the CCSs;

(ii) the Company will report the net long positions in the CCSs held by HSI and HBEU respectively to the Stock Exchange and to the Securities and Futures Commission on a daily basis, subject to any changes to the reporting regime the Company may agree with the Stock Exchange; and

(iii) the Company releasing this announcement.

For and on behalf of
HSBC Holdings plc
Ben JS Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are:

Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

Notes to editors:

1. Definitions

Rule 13.36(1) Waiver Announcement
the Company's announcement on the waiver granted by the Stock Exchange from strict compliance with Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) an authority to issue the CCSs (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital

Company or HSBC	HSBC Holdings plc
Group	HSBC and its subsidiaries
Hong Kong Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
Stock Exchange	The Stock Exchange of Hong Kong Limited

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,634bn at 31 December 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 20 March 2015